January 6, 2011

VIA EDGAR

Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 001-31826

Dear Mr. Rosenberg:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated December 29, 2010 (the “Comment Letter”).  As discussed with Staci Shannon, we are requesting an extension to respond to the comments contained in the Comment Letter by January 20, 2011.  If this date is not acceptable, please let us know, otherwise we intend to respond to the comments contained in the Comment Letter by January 20, 2011.

Please contact me at (314) 725-4477 with any questions concerning this letter.

Sincerely,

/s/ Jeffrey A. Schwaneke

Jeffrey A. Schwaneke
Vice President, Corporate Controller and Chief Accounting Officer

cc:	Ms. Staci Shannon, Securities and Exchange Commission
Mr. Michael F. Neidorff, Centene Corporation